June 29, 2010
VIA EDGAR CORRESPONDENCE & OVERNIGHT DELIVERY
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop: 3030
Washington, DC 20549
Attention: Kate Tillan, Assistant Chief Accountant
Re:	Solar Power, Inc.
Response to Staff Comments dated June 7, 1010
Form 10-K for the fiscal year ended December 31, 2009
Filed May 17, 2010
Form 10-Q for the quarterly period ended March 31, 2010
File No. 000-50142
Dear Ms. Tillan:
          We provide below responses to the Staff’s comment letter dated June 7, 2010. As requested, these responses are keyed to correspond to the Staff’s comment letter, and we have set out each of the Staff’s comments below followed by our response.
          Unless the context requires otherwise, reference to we, our, us, SPI or the Company in the responses below refer to Solar Power, Inc., the registrant.
Form 10-K for the Fiscal Year Ended December 31, 2009
Item 9A(T), Controls and Procedures, page 37
1.	We note your disclosure that the company has material weaknesses. Please tell us in greater detail the nature of the material weaknesses, when the material weaknesses were identified, by whom they were identified and when the material weaknesses first began.

Response:
1115 Orlando Avenue
Roseville, CA 95661-5247
Telephone: (916) 745-0905 — Fax (916) 745-0990

The material weaknesses noted in Item 9A(T) of our Form 10-K for the year ended December 31, 2009 were identified in connection with the audit of our financial statements for the year ended December 31, 2009.

The material weakness related to revenue recognition was identified by our Chief Financial Officer on or around March 9, 2010 as a result of additional inquiries made by him of other members of our management team following various questions by our independent registered public accounting firm (“Auditors”) related to our accounting treatment of a particular construction contract (“Contract”), which questions were not directed to the existence or absence of material weaknesses. This material weakness began in December of 2009 when certain agreements which were not part of the original Contract, but which impacted the revenue recognition accounting for the Contract were signed by one or more members of the Company’s management team, but were inadvertently not provided to the Company’s finance and accounting personnel. We believe that this material weakness occurred because we did not have adequate internal controls over the centralization, logging, storage and communication of all documents, including amendments and their effective dates, related to transactions of this nature. Thus, there was no summary listing for this contract that our finance and accounting personnel could use to confirm that they had all documents including amendments necessary for consideration in making decisions regarding the recognition of revenue.

The material weakness related to contract administration was indentified by our Auditors in early May 2010 as a result of their inquiries performed in connection with their audit of our financial statements. As a result of such inquiries it was determined that for one contract, we had not billed the customer according to the terms implied by the original contract. We determined that this material weakness began in December 2009, when the contract was signed, as the billing terms of the original contract were not amended to reflect the updated terms with the customer.
Consolidated Financial Statements, page F-1
Note 2. Summary of Significant Accounting Policies, page F-8
Inventories, page F-8
2.	We note that beginning January 1, 2009 you changed the method of valuing your inventories from the weighted-average cost method to the FIFO method. Please tell us how you considered paragraphs 250-10-45-2(b), 45-5 and 50-1 of FASB ASC and Item 601(B)(18) of Regulation S-K.

Response:

FASB ASC 250-10-45-2(b) allows a change in accounting principle only if the entity can justify the use of an allowable alternative accounting principle on the basis that it is preferable. Since the Company’s cost of raw materials has been declining and it does not keep inventory for long periods of time, the Company felt that it was preferable to change its inventory valuation method to the
1115 Orlando Avenue
Roseville, CA 95661-5247
Telephone: (916) 745-0905 — Fax (916) 745-0990

lower of cost or market on a ‘first-in- first-out’ cost method from the ‘weighted average’ method to more accurately state its inventory value.

FASB ASC 250-10-45-5 requires an entity to report a change in accounting principle through retrospective application of the new accounting principle. Since the Company uses a ‘just-in-time’ process for acquisition of raw material and does not carry finished goods or raw material inventories for extended periods of time, the value of inventory at the end of any given accounting period approximated most recent cost. Therefore, the Company considered the reporting requirements of FASB ASC 250-10-45-5(a), (b) and (c) and determined that the effect on prior periods would not be material to prior reporting periods and that reporting such adjustments would be impracticable and could be misleading to the readers of the report.

FASB ASC 250-10-50-1 requires certain disclosures in the fiscal period in which a change in accounting principle is made. The Company disclosed that the change in accounting principle had no material effect on the current period as compared to prior periods for the reasons described above.

Item 601(B) (18) of Regulation S-K requires a letter from the registrant’s independent registered accountant indicating whether any change in accounting principles or practices followed by the registrant, or any change in the method of applying any such accounting principles or practices, or which is reasonably certain to affect the financial statements of future fiscal years. No such letter need be filed when such change is made in response to a standard adopted by the FASB that creates a new accounting principle, that expresses a preference for an accounting principle, or that rejects a specific accounting principle. The Company’s change in accounting principle expresses a change to a preferred principle not requiring a letter.

In determining the nature and amount of disclosure to provide, we gave consideration to the literature cited above. We note that the change was made because we believe the FIFO method provides a more accurate representation of our inventory value and it requires less time and cost to apply. We also note that the effect of the change was not material to any of the previously reported periods and because the effect was not material we did not restate any prior periods nor did we obtain a preferability letter. In our financial statement we did disclose that the change in accounting principle had no material effect on our previously reported financial statements.
Revenue Recognition, page F-9
3.	Please tell us how you evaluated the exhibit requirements of Item 601(B)(10) with respect to your agreements with Solar Tax Partners I, LLC, Solar Tax Partners II, LLC, HEK Partners, LLC and Greystone Renewable Energy Equity Fund such as the Engineering, Procurement and Construction Contract, Operations and Maintenance Agreement, Promissory Note and the Guaranty. We note the disclosures on pages 26, 27, 37, 53, F-9, F-23 and F-27.

Response:
1115 Orlando Avenue
Roseville, CA 95661-5247
Telephone: (916) 745-0905 — Fax (916) 745-0990

The Company is in the business of, among other things, designing, constructing, and selling photovoltaic solar systems, including distributed generation and small utility scale projects. Standard documentation for the construction, sale, and follow-on operation and maintenance of the systems includes an Engineering, Procurement and Construction Contract (EPC), General Construction Agreements, Sub-Contractor Agreements, an Operations and Maintenance Agreement, and an Output Guarantee. These agreements are made and entered into in the ordinary course of our business, and are substantially similar in form and content for each project that we undertake, and are likewise similar to the agreements used by other solar construction companies. The promissory note and the separate guarantee to Greystone for the project identified in the Staff’s comment were incidental to the project discussed. Given the structures imposed by the industry to finance such projects, as discussed below, the Company believes that both the Greystone guarantee and the Promissory Note are also contracts made in the ordinary course of its business for such projects. Further, the complete terms of both the promissory note and the Greystone guarantee were detailed fully and disclosed in the Company’s reports, as noted in the Staff comment.

The market for distributed generation photovoltaic systems, as well as for both small and large utility scale solar projects, is a burgeoning market that faces challenges from the lack of available credit for entities that desire to construct and own such facilities, from utility companies seeking to encourage the construction of such projects, and from users of the power generated by such projects. We have found that it is common that a builder carry-back in the form of a promissory note will be required in many instances to allow purchasers to complete the financing for such systems under current market conditions. The small utility scale projects, given the state of current tax code provisions and tax credits, are financed through a combination of (i) equity investment, (ii) tax equity investment, and (iii) debt — in the form of either bonds or conventional bank loans. Projected cash flow to be generated by the projects is independently projected, reviewed and verified by the parties, and the Company generally provides an output guarantee as well as representations and warranties with respect to the operations.

Subsequent to our first fiscal quarter, ended March 31, 2010, and subsequent to the filing of our report for that period, Umpqua Bank was engaged as a potential lender for the project. As part of the underwriting, the Bank requested that the owner of the facility, Solar Tax Partners I (STP1), add additional equity and guarantees from an individual or individuals with assets sufficient to support the guarantees for the underwriting. The Kircher Family Trust, an irrevocable trust for which our Chief Executive Officer serves as a co-trustee, agreed to invest in STP1 and provide the additional guarantees. In connection with the completion and funding of that lender agreement, which is expected to close on June 30, 2010 or shortly thereafter, we will file a Form 8-K with the promissory note, Greystone guarantee, and related agreements as exhibits.

4.	Please tell us about the nature of any related party relationships between the company and Solar Tax Partners I, LLC, Solar Tax Partners II, LLC, HEK Partners, LLC and Greystone Renewable Energy Equity Fund. We note the disclosures on pages 51, 53 and F-27.
1115 Orlando Avenue
Roseville, CA 95661-5247
Telephone: (916) 745-0905 — Fax (916) 745-0990

Response:

Solar Tax Partners 1 (STP1) is a limited liability company, the members of which are HEK Partners LLC (HEK) and Greystone Renewable Energy Equity Fund (Greystone). Solar Tax Partners II (STP2) sole member is HEK. Prior to the quarter ended March 31, 2010, we had no related party relationships with any of the entities listed above.

Subsequent to March 31, 2010 and the filing of our Form 10-Q for that period, Umpqua Bank was engaged by STP1 as a potential lender for the solar project. As part of the underwriting, the Bank requested that the owner of the facility, STP1, add additional equity and guarantees from an individual or individuals with assets sufficient to support the guarantees for the underwriting. The Kircher Family Trust, an irrevocable trust for which our Chief Executive Officer serves as a co-trustee, agreed to invest in STP1 and provide the additional guarantee. As noted in your comment, we have disclosed this relationship in our financial statements.

5.	We note that you determined that it was appropriate to use the zero profit margin approach to applying the percentage-of-completion method of revenue recognition for a $19,557,000 contract for which you had a recorded $14,582,000 of revenues and costs related to this contract in the year ended December 31, 2009. Please tell us about your analysis in determining to use this method of revenue recognition for this contract, including how you evaluated paragraphs 605-35-25-60(c). 25-61 and 25-67 of FASB ASC. Tell us the name of the customer, the significant terms of the agreement, including billing and payment terms.

Response:

Please note that the footnote on page F-9 of the Company’s 2009 10-K, referenced in Comment #5 (above), contains a transposed and rounded number for the amount of revenue recorded. The balance disclosed is $14,582,000. The actual amount recorded is $14,852,559. The transposition occurs only in the footnote, and the amount of revenue included elsewhere in the Company’s financial statements is the correct amount and does not include the transposed figure.

The terms of the EPC agreement with STP1 are $19,557,120 due at project completion. As of December 31, 2009, we had completed construction under the contract in question and, as of that date, we had received $6,821,848 in cash and a $3,630,164 Promissory Note at a market interest rate of $6.5% per annum. STP1 anticipated financing the remaining obligations due the Company under the contract ($9,105,108) through the issuance and sale of bonds. In late December 2009, STP1, through its agent, Chatsworth, informed the Company that it would be unable to close a bond issuance to fund the arrangement by 2009 year-end. Nevertheless, verbal assurances were provided to management that the issuance would be imminent. Aside from these representations, the Company was unable to validate the reasonableness of STP1’s assertions that amounts would be collectible and paid through completion of a non-cancellable bond issuance. In the absence of such financing, it was the Company’s determination that STP1 would likely be unable to fulfill its payment
1115 Orlando Avenue
Roseville, CA 95661-5247
Telephone: (916) 745-0905 — Fax (916) 745-0990

responsibilities under the contract. Further, prior to the issuance of the financials, STP1 terminated Chatsworth as its agent and pursued alternative financing sources

On April 26, 2010, prior to the issuance of our financial statements, STP1 received a commitment letter from Umpqua Bank providing for a loan of $9,950,000, the proceeds of which would be used to pay the Company the remaining amounts due under the arrangement. The provisions of that commitment letter were subject to negotiation with the principals of STP1, and therefore there was no assurance of when the loan would be funded or amounts received from STP1. Given the uncertainty in timing and ability of STP1 to pay the Company, there was no reasonable basis to estimate the collectability of the remaining $9,105,108.

In evaluating the appropriate revenue recognition for the period ending December 31, 2009, the Company determined that even if STP1 was unable to obtain financing the company would recover all of its remaining costs. We reached this determination through our evaluation of the operating agreements of STP1, and modeling of the cash flows from the solar project.

ASC 605-35-25-67 states for circumstances in which there is an assurance that no loss will be incurred on a contract, that the percentage-of-completion method based on a zero profit margin is appropriate. We had previously used the percentage of completion method to record revenue for the contract for the quarter ending September 30, 2009. Because of the factors noted above we continued to use the percentage of completion method, but based on a zero profit margin. Under the zero profit margin approach, revenue is recognized up to expenses incurred until all costs have been recovered, postponing any recognition of profit until that time.

In consideration of all matters, the Company concluded that revenue and related costs should be recognized under the zero profit margin approach (as defined in FASB 605-35-25-67) as noted below as of and through December 31, 2009:

Revenue	$14,852,559
Cost of sales	(14,852,559)
Gross margin recognized	-0-
Revenue deferred	$4,704,561
Guarantee obligation	141,594
Costs deferred	-0-
Gross margin deferred	4,562,967
1115 Orlando Avenue
Roseville, CA 95661-5247
Telephone: (916) 745-0905 — Fax (916) 745-0990

6.	Please tell us the gross and net amounts of receivables recorded under this contract as of December 31, 2009 and March 31, 2010 and the nature and amount of any payments received under the contract. Please also reconcile the amount of the contract of $19,557,000 and the amount of the costs and revenue recognized of $14,582,000 with the amount of deferred revenue of $4,563,000.

Response:

Gross receivable as of December 31, 2009 and March 31, 2010 was $12,593,678 consisting of accounts receivable of $8,963,514 and a note receivable of $3,630,164, respectively for both periods. Net receivable as of December 31, 2009 and March 31, 2010 was $8,030,711, respectively for both periods. The net amount of the contract was $19,415,526 (EPC contract of $19,557,120 less the fair value of the guarantee of $141,594), the costs recognized as revenue were $14,852,559 leaving deferred revenue of $4,562,967.

Please note that the footnote on page F-9 of the Company’s 2009 10-K, referenced in Comment #6 (above), contains a typographical error. The correct amount of recorded revenue and deferred revenue should be $14,852,559 and $4,562,967 respectively.

7.	We note that you determined that it was appropriate to use the completed contract method of revenue recognition for a $6,680,000 contract for which you had recorded $5,557,000 in costs and estimated earnings in excess of billings as of December 31, 2009. Please tell us about your analysis in determining to use the completed contract method on this contract. Tell us the name of the customer, the significant terms of the agreement, including billing and payment terms and when you anticipate completing the contract.

Response:

The contract in question was contracted to Solar Tax Partners 2 (STP2). STP2 sole member is HEK LLC, which is also one of the members of STP1. The total contract value was for $12,000,000, due upon completion, to construct a 2.4 MW solar system adjacent to the first project. As noted in responses 3, 4, and 5, STP1 had difficulty financing the debt portion of the first project. Due to concerns regarding STP1’s ability to pay for the first project as documented in prior responses, and the common principal between STP1 and STP2, the Company chose to defer revenue associated with the follow-on project due to concerns over collectability. To make this decision, the Company evaluated revenue recognition in ASC 605-35-25-90 “When lack of dependable estimates or inherent hazards cause forecasts to be doubtful, the completed contract method is preferable. Inherent hazards relate to contract conditions or external factors that raise questions about the ability of either the contractor or the customer to perform all obligations under the contract”.

8.	Please also provide similar information for the $12 million contract with $9,461,000 of deferred costs as of March 31, 2010 that you disclose on page 7 of your March 31, 2010 Form 10-Q. If this
1115 Orlando Avenue
Roseville, CA 95661-5247
Telephone: (916) 745-0905 — Fax (916) 745-0990

contract is the same contract referred to in the above comment, please tell us why the contract value changed.

Response:

The contract is the same contract referred to comment #7. The amount referenced on page F-9 of our 2009 10-K represents the amount of costs incurred ($5,557,000) and revenue deferred ($6,680,000) as of December 31, 2009 had we accounted for the project using the percentage of completion method. The project was completed in the quarter ended March 31, 2010, and the total deferral as of March 31, 2010 was disclosed on page 7 of the 10-Q with costs incurred totaling $9,461,000 and total revenue deferred of $12,000,000.
Performance Guaranty, page F-11
9.	Please tell us the significant terms of your energy output guarantee and discuss why you are accounting for this guaranty as part of your warranty obligation. Tell us whether this guaranty is in addition to the guaranty discussed on page F-23.

Response:

The photovoltaic system energy output guarantee is made in favor of Solar Tax Partners 1 (STP1), the original owner of the system, for a term of 10 years. Under its terms, the Company guarantees that the actual PV System energy production generated by the system will be no less than 100% of the annual output detailed in Exhibit A of the guarantee. The guarantee allows for the Company, at its own expense, to calculate, design, and install any additional PV equipment required to achieve the annual system output if necessary. If at the end of any year the amount of energy produced is less that the amount guaranteed, the Company must pay STP1 an amount equal to the difference in energy production, multiplied by a specified dollar amount per watt. In evaluating the appropriate accounting treatment we gave consideration to the design specifications of the PV System, the independent lab certification results of the solar panels and inverters used in the PV system, our experience and expertise with the performance of similar panels and inverters, noting that the guaranteed performance is within the average annual design and performance specifications.

Output guarantees based on system performance are a common practice in the solar development industry and due to their nature they are by definition a warranty obligation.

The subject guarantee is in addition to the guarantee discussed on page F-23.
Note 12. Commitments and Contingencies, page F-23
10.	Please provide us with a detailed analysis of the accounting for the guarantee. Tell us the significant terms of the agreement and the names of the other parties to the agreement and your relationship. Discuss your consideration of each of the terms outlined in your disclosure in your accounting for the guaranty and the impact of this agreement on your related agreements.
1115 Orlando Avenue
Roseville, CA 95661-5247
Telephone: (916) 745-0905 — Fax (916) 745-0990

Response:

The specific terms of the guarantee and the names of the other parties and their relationship to the Company are as follows: On December 22, 2009, in connection with an equity funding of our customer, STP1 the Company along with the STP1’s other investors entered into a Guarantee to provide the equity investor (Greystone) with certain guarantees, in part, to secure investment funds necessary to facilitate STP1’s payment to the Company under the Engineering, Procurement and Construction Agreement (“EPC”). STP1 is a limited liability company whose members are HEK LLC and Greystone. Neither of these parties is related to the Company. Specific guarantees made by the Company include protection against a recapture event against tax credits, a repurchase obligation to Greystone in the event of a default, limitation on the asset purchase price to the amount in the EPC, operating deficit loans in the event the system did not produce power, and a backstop to Greystone’s Put Option.

Guarantee provisions related to the Recapture Event, Repurchase Obligation and Excess Development Costs guarantees have effectively expired or were no longer applicable as of December 31, 2009, as the trigger event for the Company’s potential obligation has either lapsed or been negated. The Company determined that the fair value of the remaining guarantees was immaterial.

In our response to Comment 11, we discuss the analysis and accounting treatment of the guarantee in arriving at the fair value reported in our financial statements.
Note 12. Fair Value of Financial Instruments, page F-25
11.	Please tell us about the methods and significant assumptions used to value the guarantee using Level 3 inputs. Also tell us about how you weighted the various methods in determining the fair value of $142,000.

Response:

The Company considered the criteria in ASC 460-10-25-1, ASC 460-10-30, and FAS 157. The Company believes that the most reasonable and practical way to measure the fair value of its guarantee is by using the income approach, specifically an analysis of the present value of the expected cash out flows that would be required by the Company to satisfy our liability under the guarantee, together with a consideration for the amount required by Umpqua Bank to establish a reserve in connection with the guarantee. In accordance with FAS 157, since SPI is using multiple techniques to measure the fair value of the guarantee, the results of each technique have been appropriately weighted to determine the fair value of the guarantee at the measurement date. The calculation of the expected cash out flows was performed by developing cash flow models for different scenarios determined by the Company. The Company has modeled seven scenarios, four of which result in the Company incurring cash out flows to cover operating losses as required by our
1115 Orlando Avenue
Roseville, CA 95661-5247
Telephone: (916) 745-0905 — Fax (916) 745-0990

guarantee. In accordance with FAS 157[1], since the Company is using multiple techniques to measure the fair value of the guarantee, the results of each technique have been reasonably weighted based upon management’s analysis of the likelihood of each scenario to determine the fair value of the guarantee at the measurement date. As a result of applying reasonable weights to each technique, the Company believes a reasonable estimate of fair value for the guarantee is $141,594. The Company has determined that 7.00% is an appropriate discount rate for determining the present value of cash out flows that would be required by the Company under the guarantee based on the stated rates of both the Umpqua Bank loan to STP1 of 7% and the Company’s own borrowing rate of 6.75% under its working capital line of credit with China Merchants Bank.[2]

12.	Please tell us how you considered the disclosure requirements of section 820-10-50 of FASB ASC in determining the disclosures you provided.

Response:

The Company used the disclosure requirements described in FASB ASC 820-10-50-2. The Company believes that the only item subject to fair value is the guarantee, its cash and cash equivalents consist of cash only, and the Company has materially complied with the disclosure requirements.
Form 10-Q for the Quarterly Period Ended March 31, 2010
Item 4T. Controls and Procedures, page 27
13.	In your Form 10-K for the fiscal year ended December 31, 2009, you disclose on page 37 that management concluded that your disclosure controls and procedures were ineffective as of December 31, 2009 due to material weakness. We note your disclosure that as of March 31, 2010, your management concluded that your disclosure controls and procedures are effective. We also note your disclosure that there have been no changes in your internal controls over financial reporting during the three months ended March 31, 2010. Please tell us the specific steps that the company has taken, if any, to remediate the material weakness and tell us whether the company believes that the material weakness still exists as of March 31, 2010.

Response:

As discussed in Response # 1, the material weakness occurred because we did not have adequate internal controls over the centralization, logging, storage and communication of all documents,

[1]	FAS 157, par. 19

[2]	As stated in The Company’s 2008 10-K, p.34: On June 25, 2007, the Company entered into an agreement with China Merchants Bank for a working capital line of credit through its wholly-owned subsidiary, IAS Electronics (Shenzhen) Co., Ltd., in the amount of $900,000. The term of the agreement is one year with an annual interest rate of 6.75 percent. The line is secured by a $1,000,000 standby letter of credit collateralized by the Company’s cash deposits. In June 2008, this working capital line of credit was repaid in full and the letter of credit released by China Merchants Bank.
1115 Orlando Avenue
Roseville, CA 95661-5247
Telephone: (916) 745-0905 — Fax (916) 745-0990

including amendments and their effective dates, related to contracts of this nature as of December 31, 2009. Thus, there was no summary listing for this complex contract which our accounting personnel could use to confirm that they had all documents including amendments to existing documents, necessary for consideration in making decisions regarding the recognition of revenue. To remediate this weakness, the Company implemented a process to identify, scan, and catalogue all documents on a central repository on the Company’s intranet. In parallel, a contract administration function was staffed to administer the processing of all documents including signatures and routing. These actions were formalized in the first quarter of 2010. The Company’s Form 10-K, filed in mid-May 2010, contained disclosure concerning remedial steps that the Company had taken or was in the process of implementing to address the identified weaknesses. The Company believes through these actions that it has effectively developed a control to remediate the identified material weakness prior to March 31, 2010, and that those steps were described in the Form 10-K. As the Form 10-Q for the quarter ended March 31, 2010 was filed a few days after the Form 10-K was filed, the Company did not repeat the disclosures that it had just made in the Form 10-K.

14.	Further, please explain why you refer to certain enhancements to your internal controls over financial reporting. Please note that under Item 308(c) of Regulation S-K your disclosure should address any change that occurred during the quarter that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

Response:
The company, separate from the identification of the material weaknesses, had implemented internal contract administration processes and controls on signatory authority related to all projects. Upon identification of the material weaknesses, the company determined that the contract administration process, including approval of amendments to the documents or agreements related to the project, would address the material weaknesses, which remediation was disclosed and outlined in the 10-K, as a method to insure disclosure.
In retrospect, we believe we could have stated clearly in the 2009 10-K, given the late date of filing, that the remediation was complete in the quarter ended March 31, 2010, and noted it as a subsequent event or stated the remediation was completed in the 10-Q. We propose stating the same in our form 10-Q for the period ending June 30, 2010, or will amend our previous report if the staff deems necessary.
15.	Also, with respect to your disclosure regarding your officers’ conclusions about the effectiveness of the Company’s disclosure controls and procedures, while you are not required to include the definition of disclosure controls and procedures in your conclusion, when you do so in future filings, all of the language that appears following the word “effective” in your conclusion must be consistent with and not modify the language that appears in the definition of “disclosure controls
1115 Orlando Avenue
Roseville, CA 95661-5247
Telephone: (916) 745-0905 — Fax (916) 745-0990

and procedures” set forth in Rule 13a-15(c) of the Exchange Act. Alternately, in future filings you may remover that definition.

Response:

Noted. The Company will comply with the comments set forth in #15.
* * * * *
          The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Please contact the undersigned directly for further questions regarding these filings and this letter at (916) 745-0905.

Sincerely, Solar Power, Inc.
By:	/s/ Jeffrey G. Winzeler
Jeffrey G. Winzeler, Chief Financial Officer

1115 Orlando Avenue
Roseville, CA 95661-5247
Telephone: (916) 745-0905 — Fax (916) 745-0990